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                                                                      EXHIBIT 12


                                   AVNET, INC.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                           FISCAL YEARS ENDED                                 NINE MONTHS ENDED
                                   ------------------------------------------------------------------     ------------------------
                                    JUNE 28,       JUNE 29,      JUNE 30,      JULY 2,       JUNE 26,     MARCH 28,      MARCH 29,
                                   2002(1)(2)      2001 (3)      2000 (4)      1999 (5)      1998 (6)      2003 (7)       2002 (2)
                                   ----------     ---------     ---------     ---------     ---------     ---------      ---------
                                                                         (DOLLARS IN THOUSANDS)
 Income (loss) from
   continuing operations
   before income taxes ........    $(120,813)     $  87,252     $ 283,646     $ 385,140     $ 291,448     $ (93,478)     $ (42,939)
Add fixed charges .............      148,790        211,621       109,186        73,555        55,408        97,107        115,835
                                   ---------      ---------     ---------     ---------     ---------     ---------      ---------
Income as adjusted ............    $  27,977      $ 298,873     $ 392,832     $ 458,695     $ 346,856     $   3,629      $  72,896
                                   =========      =========     =========     =========     =========     =========      =========

Fixed charges:
   Interest on indebtedness ...    $ 124,583      $ 191,895     $  94,798     $  62,591     $  45,260     $  77,988      $  98,131
   Amortization of debt
     expense ..................        7,750          4,408         1,125           449           252         5,676          5,537
   Rents:
     Portion of rents
       representative of the
       interest factor ........       16,457         15,318        13,263        10,515         9,896        13,443         12,167
                                   ---------      ---------     ---------     ---------     ---------     ---------      ---------
Total fixed charges ...........    $ 148,790      $ 211,621     $ 109,186     $  73,555     $  55,408     $  97,107      $ 115,835
                                   =========      =========     =========     =========     =========     =========      =========

Ratio of earnings to
   fixed charges ..............            *           1.4x          3.6x          6.2x          6.3x             *              *
                                   =========      =========     =========     =========     =========     =========      =========

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Notes:
* Earnings were deficient in covering fixed charges by $120.8 million for the fiscal year ended June 28, 2002 and by $93.5 million and $42.9 million for the nine months ended March 28, 2003 and March 29, 2002, respectively.

(1) The loss from continuing operations before income taxes includes the impact of incremental special charges related to the write-down of certain assets acquired in the fiscal 2001 acquisition of Kent Electronics Corporation, net of certain recoveries of previous write-downs and reserves, and other charges taken in response to business conditions, including an impairment charge to write down certain investments in unconsolidated Internet-related businesses to their fair value and severance charges for workforce reductions announced during the fourth quarter of fiscal 2002. The net special charges amounted to $79.6 million pre-tax.

(2) The loss from continuing operations before income taxes excludes the impact of Avnet's adoption of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," on June 30, 2001, the first day of Avnet's fiscal year 2002. SFAS 142, which requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment, resulted in a transition impairment charge recorded by Avnet of $580.5 million. This charge is reflected as the cumulative change in accounting principle in the consolidated statements of operations. Including the cumulative effect of change in accounting principle, Avnet recorded a net loss of $664.9 million in the year ended June 28, 2002 and a net loss of $603.5 million in the nine months ended March 29, 2002.

(3) Income from continuing operations before income taxes includes the impact of incremental special charges related to the acquisition and integration of Kent, which was accounted for as a pooling-of-interests, and other integration, reorganization and cost cutting initiatives taken in response to business conditions. The special charges amounted to $327.5 million pre-tax.

(4) Income from continuing operations before income taxes includes the impact of incremental special charges associated with: (a) the integration of Marshall Industries, Eurotronics B.V. and the SEI Macro Group into EM, (b) the integration of JBA Computer Solutions into CM North America, (c) the reorganization of EM Asia, (d) the reorganization of EM's European warehousing operations, and (e) costs incurred in connection with certain litigation brought by Avnet. The total special charges for fiscal 2000 amounted to $49.0 million pre-tax.

(5) Income from continuing operations before income taxes includes the net gain on exiting the printed catalog



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         business recorded in the fourth quarter of fiscal 1999 offset by special charges recorded in the first quarter associated with the reorganization of Avnet's EM operations in Europe. The net positive effect on fiscal 1999 income before income taxes was $183.0 million.

(6) Income from continuing operations before income taxes includes the net negative impact of $14.9 million pre-tax from (a) the gain on the sale of Channel Master of $33.8 million pre-tax, (b) costs relating to the divestiture of Avnet Industrial, the closure of Avnet's corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Avnet-owned real estate, amounting to $13.3 million pre-tax, and (c) incremental special charges associated with the reorganization of Avnet's EM operations in the Americas, amounting to $35.4 million.

(7) The loss from continuing operations before income taxes includes incremental special charges recorded in connection with Avnet's continuing cost reduction initiatives. The charges related to (a) severance for workforce reductions, (b) reserves for non-cancelable lease obligations, write-downs of the carrying value of owned facilities and write-downs of owned assets located in the leased and owned facilities, all of which were identified by management to be consolidated into other existing Avnet facilities, and (c) costs related to write-offs of certain capitalized IT-related initiatives. The special charges amounted to $106.7 million pre-tax. The loss from continuing operations before income taxes also includes the impact of debt extinguishment costs associated with Avnet's cash tender offers and repurchases completed during the third quarter of fiscal 2003 for $159.0 million of its 6.45% Notes due August 15, 2003 and $220.1 million of its 8.20% Notes due October 17, 2003. These charges totaled $13.5 million pre-tax.